LIST OF SUBSIDIARIES


Particle Dynamics, Inc. (formerly known as Desmo Chemical Corporation), a New York Corporation, a wholly-owned subsidiary of KV Pharmaceutical Company.

ETHEX Corporation, (formerly known as KV Pharmaceuticals International, Inc.) a Missouri Corporation, a wholly-owned subsidiary of KV Pharmaceutical Company.